UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SIFY TECHNOLOGIES LIMITED

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(Name of Issuer)

Equity Shares, par value Indian Rupees 10 per share

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(Title of Class of Securities)

804099208

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(CUSIP Number)

Infinity Satcom Universal Private Limited

10-27-2/4, FACOR Layout, Kailash Metta,

Waltair Uplands, Visakhapatnam, 530 003,

Andhra Pradesh, India

Attn: Ananda Raju Vegesna

Phone: (91) 891-2553267

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(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2010

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Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 3)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Satcom Universal Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,530,000 Equity Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 139,530,000 Equity Shares
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,530,000 Equity Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.2% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage obtained by dividing (i) the number of Equity Shares beneficially held by the Reporting by (ii) 178,513,589, the number of Equity Shares outstanding as of March 31, 2012, as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 3)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ananda Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 3)

The information in this Amendment No. 3 is supplemental and is not a complete restatement of the text of the Schedule 13D (as defined below).  This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) should be read in conjunction with, and is qualified in its entirety by reference to, Amendment No. 2 to Schedule 13D filed on December 21, 2010 (“Amendment No. 2”), Amendment No. 1 to Schedule 13D filed on August 18, 2009, and the Schedule 13D filed on June 4, 2009 (as amended, the “Schedule 13D”).

This Amendment No. 3 is being filed to report that Ananda Raju Vegesna no longer has beneficial ownership of the Equity Shares (as such term is defined below) of the Issuer (as such term is defined below) held by Infinity Satcom Universal Private Limited (“Infinity Satcom”) and that Infinity Satcom acquired majority ownership of Infotech (as such term is defined below) in connection with the Transaction (as such term is defined below) described herein.  Vegesna (as defined below) acquired majority ownership of Infinity Satcom in connection with the Transaction.

As a result of Vegesna’s acquisition of a majority of the outstanding stock of Infinity Satcom in connection with the Transaction, Infinity Satcom was included as a “Reporting Person” on Amendment No. 5 to Schedule 13D (the “Amendment No. 5 to Infinity Capital Schedule 13D”), filed concurrently with this Schedule 13D by Infinity Capital Ventures, LP (“Infinity Capital”); Infinity Capital Venture Management, LLC (“Infinity Capital Management”); the Vegesna Family Trust (the “Family Trust”), Raju Vegesna (“Vegesna”), Raju Vegesna Infotech & Industries Private Limited (“Infotech”), and Ramanand Core Investment Company Private Limited (“Ramanand”), and shall be included in subsequent amendments by such Reporting Persons (as used herein, such Reporting Persons as set forth in Amendment No. 5 to Infinity Capital Schedule 13D are collectively referred to as the “Infinity Capital Reporting Persons”).

This Amendment No. 3 is an exit filing for Ananda Raju Vegesna, as he is no longer a “Reporting Person” due to Vegesna’s purchase of the majority of the outstanding shares of Infinity Satcom, and accordingly, Ananda Raju Vegesna no longer indirectly beneficially holds shares of the Issuer.

ITEM 1.   Security and Issuer.

The class of equity securities to which this Amendment No. 3 relates is the  equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Technologies Limited, a company incorporated in India (the “Issuer”). The Equity Shares are the underlying shares of the Issuer’s American Depositary Shares (“ADS”), which each represent one Equity Share. The Equity Shares are not traded on an exchange either in the United States or India. The Issuer’s ADS trade on the Nasdaq Global Market. The ADSs have been issued pursuant to a Deposit Agreement, dated October 18, 1999, as amended, by and among the Issuer, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of ADSs.

The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, Rajiv Gandhi Salai, Taramani, Chennai,  India, 600 113.

ITEM 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously stated in Amendment No. 2, Infotech used 4,000,000,000 Indian Rupees to purchase 125,000,000 Equity Shares (the “Purchased Shares”) of the Issuer pursuant to the terms of that certain Subscription Agreement (the “Subscription Agreement”), dated October 22, 2010, by and between the Issuer and Ananda Raju Vegesna.   In October 2010, Infinity Satcom acquired control of Infotech.  On December 15, 2010 Vegesna acquired control of Infinity Satcom, and currently holds 86.1% of the outstanding shares of Infinity Satcom.

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 3)

On August 26, 2011, Infotech transferred the Purchased Shares to Ramanand, Infotech’s wholly owned subsidiary.  Vegesna’s acquisition of a majority of the outstanding stock of Infinity Satcom, Infinity Satcom’s acquisition of a majority of the outstanding stock of Infotech and Infotech’s transfer of the Purchased Shares to Ramanand is referred to herein collectively as the “Transaction”.  As further set forth in the Subscription Agreement, Ananda Raju Vegesna executed the Subscription Agreement as “Representative” and in such capacity was authorized to identify and finalize the names of the purchaser(s) under the Subscription Agreement.  The shares issued and sold in the private placements pursuant to the Subscription Agreement were sold to entities affiliated with Vegesna (Vegesna, together with such affiliated entities, the “Promoter Group”). Pursuant to the terms of the Subscription Agreement, the entirety of the Purchased Shares were issued to Infotech on October 30, 2010 at the time of the first partial payment by Infotech for the Purchased Shares.  Full payment by Infotech for the Purchased Shares will occur over time, in accordance with Indian law, and the Issuer will retain a lien on such Purchased Shares until such Purchased Shares are fully paid.  On September 7, 2011, the parties to the Subscription Agreement entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013.  This Amendment provides the Board of Directors of the Issuer with additional time to call upon the Promoter Group to pay the balance money, in accordance with the terms of the Subscription Agreement, at any time before September 26, 2013.   As of May 4, 2012, 2,500,000,000 Indian Rupees have been paid by the Promoter Group to the Issuer in accordance with the terms of the Subscription Agreement.

Except as described above and except in connection with the Transaction, the Reporting Persons have no present plan or proposal, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   Interests in Securities of the Issuer.

(a)         As described above, Infinity Satcom is now deemed a Reporting Person, together with the Infinity Capital Reporting Persons.  Infinity Satcom directly holds 14,530,000 Equity Shares.  In addition, Infinity Satcom holds 53.4% of the outstanding shares of Infotech and accordingly Infinity Satcom may be deemed to have an indirect beneficial ownership of the 125,000,000 Equity Shares owned by Ramanand, Infotech’s wholly owned subsidiary.

Prior to the Transaction, Ananda Raju Vegesna was the controlling stockholder of Infinity Satcom.  As a result of the Transaction, Vegesna became the controlling stockholder of Infinity Satcom.   Ananda Raju Vegesna ceased to beneficially hold 5% of the outstanding shares of the Issuer, as he no longer may be deemed to have an indirect beneficial ownership of the Equity Shares owned by Infinity Satcom.  Ananda Raju Vegesna is the Managing Director of Infinity Satcom.

(b)         Except as otherwise described herein, no person other than the Reporting Persons have any sole or shared power to vote or direct the vote of any of the 139,530,000 Equity Shares nor sole or shared power to dispose of or direct the disposition of the 139,530,000 Equity Shares.

(c)         None.

(d)         Not applicable.

(e)         Not applicable.

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 3)

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 26, 2011, Infotech transferred the Purchased Shares to Ramanand, Infotech’s wholly owned subsidiary.  As further set forth in the Subscription Agreement, Ananda Raju Vegesna executed the Subscription Agreement as “Representative” and in such capacity was authorized to identify and finalize the names of the purchaser(s) under the Subscription Agreement.  The shares issued and sold in the private placements pursuant to the Subscription Agreement were sold to the Promoter Group. Pursuant to the terms of the Subscription Agreement, the entirety of the Purchased Shares were issued to Infotech on October 30, 2010 at the time of the first partial payment by Infotech for the Purchased Shares.  Full payment by Infotech for the Purchased Shares will occur over time, in accordance with Indian law, and the Issuer will retain a lien on such Purchased Shares until such Purchased Shares are fully paid.  On September 7, 2011, the parties to the Subscription Agreement entered into the Amendment extending the validity of the agreement period to September 26, 2013.  The Amendment provides the Board of Directors of the Issuer with additional time to call upon the Promoter Group to pay the balance money, in accordance with the terms of the Subscription Agreement, at any time before September 26, 2013.  The foregoing summary of the Subscription Agreement is not complete and is qualified in its entirety by reference to the Subscription Agreement, attached as Exhibit 99.1 to Amendment No. 2.  The foregoing summary of the Amendment is not complete and is qualified in its entirety by reference to the Amendment, attached as Exhibit 99.1 hereto.

Except for the Subscription Agreement previously filed as Exhibit 99.1 to Amendment No. 2 and the Amendment to be filed as an exhibit to this Schedule 13D, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

ITEM 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit No.	Description

99.1	Amendment to Subscription Agreement, dated September 7, 2011, by and between the Issuer and Ananda Raju Vegesna

CUSIP No.	804099208	SCHEDULE 13D/A (Amendment No. 3)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 14, 2012

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED

By:	/s/ Ananda Raju Vegesna
Name:	Ananda Raju Vegesna
Title:	Managing Director

ANANDA RAJU VEGESNA

/s/ Ananda Raju Vegesna

Ananda Raju Vegesna

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)